Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Campus Crest Communities, Inc.:
We consent to the use of our reports dated May 14, 2010, with respect to the balance sheet of Campus Crest Communities, Inc. as of March 1, 2010; the combined balance sheets of Campus Crest Communities Predecessor as of December 31, 2009 and 2008, and the related combined statements of operations, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009, and related financial statement Schedule III; and the statement of revenue and certain expenses of HSRE Properties for the year ended December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Atlanta, Georgia
September 13, 2010